SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated May 31, 2006

BT Group plc
(Translation of registrant’s name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

Enclosure: Annual Review and Notice of Meeting 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

	By:	/s/ Alan Scott

Name: Alan Scott
Title: Assistant Secretary

Date: May 31, 2006

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Annual
Review &
Notice of
Meeting
2006

SUMMARY FINANCIAL STATEMENT AND
NOTICE OF ANNUAL GENERAL MEETING 2006

This document is important and requires your immediate attention. If you have any doubts about what action you need to take, you should contact your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised pursuant to the Financial Services and Markets Act 2000 immediately.

If you have sold or transferred all of your shares you should pass this booklet and the accompanying documents to the person through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

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CHAIRMAN’S MESSAGE

BT is one of the world’s leading providers of communications solutions and services operating in 170 countries. Our principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

FINANCIAL HEADLINES
•	Revenue of £19,514 million, up 6%
•	New wave revenue of £6,282 million, up 38%
•	Profit before taxation and specific items of £2,177 million, up 5%
•	Earnings per share before specific items of 19.5 pence, up 8%
•	Net debt reduced from £7.9 billion to £7.5 billion
•	Full-year dividend of 11.9 pence, up 14%
•	Broadband end users of 7.9 million, up 58%

Dear Shareholder,

Welcome to our new format Annual Review which, this year, includes the Notice of Meeting. I very much hope you will be able to join us at the AGM at London’s Barbican Centre on 12 July 2006. If you do not plan to attend I hope you will send us a completed proxy form so you are able to vote at the Meeting. You will also find enclosed a copy of our shareholder magazine Forward which contains an update on the many exciting things happening in BT’s fast changing world.

RESULTS
Our results for the 2006 financial year were excellent. Earnings per share before specific items grew by 8% to 19.5 pence. We continued to invest significantly in technologies and systems designed to transform our customers’ experience, at the same time as generating free cash flow of £1.6 billion.
     The news on dividends is again positive. Your Board is recommending a full-year dividend of 11.9 pence per share – a pay out ratio of 61% of earnings before specific items, compared with 57% last year. We continue our progressive dividend policy and expect our pay out ratio to rise to around two-thirds of earnings in the 2008 financial year.
      We operated our share buy back programme again in the 2006 financial year. This is being funded from cash generated over and above that required for servicing our debt, which remains below £8 billion.

CONTENTS

4	REVIEW OF THE YEAR
6	SUMMARY FINANCIAL STATEMENT
7	AUDITORS’ STATEMENT
8	SUMMARY REPORT ON DIRECTORS’ REMUNERATION
10	SUMMARY DIRECTORS’ REPORT
11	BOARD OF DIRECTORS
12	NOTICE OF MEETING
15	AGM INFORMATION
16	SHAREHOLDER INFORMATION

In this Annual Review, references to ‘BT Group’, ‘BT’, ‘the group’, ‘the company’, ‘we’ or ‘our’ are to BT Group plc (which includes the activities of British Telecommunications plc) and its subsidiaries, or any of them as the context may require.

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BUSINESS PROGRESS
We continued to implement our strategy of growth through business transformation. Your Board has given its backing to targeted acquisitions that will help us confirm our status as a leading player in the global networked IT services market. In the 2006 financial year, we acquired Atlanet in Italy (as part of a major deal with Fiat), Cara Group in Ireland and Total Network Solutions in the UK. And in the UK, we now have almost eight million broadband lines over which we are able to offer customers exciting, next-generation voice and entertainment services. New wave revenue grew by 38% to £6.3 billion, and accounted for around one-third of our total business.

REGULATION
We believe that a fair and flexible regulatory regime is vital for our industry, for ensuring that we can meet customers’ growing needs and for encouraging investment. We were pleased that, following its strategic review of telecommunications, Ofcom accepted the set of legally-binding Undertakings that BT proposed in order to transform the regulatory landscape in the UK. We believe that the impact of these Undertakings will be to focus regulation where it remains necessary at the same time as stimulating de-regulation wherever possible.

PENSIONS
BT stands fully behind its pension promise to pensioners and members of the BT Pension Scheme (BTPS). The scheme is well-managed and its assets have grown very significantly in recent years, from £23 billion at the end of 2002 to more than £35 billion currently. The accounting deficit has almost halved in the last year alone. With the Trustees of the BTPS, we are continuing discussions on the triennial funding valuation of the scheme. In particular, we aim to review recent pensions legislation and guidelines, and examine the implications and extent of the Crown Guarantee given on privatisation in 1984. The Crown Guarantee, which applies to liabilities assumed by BT in 1984 and only in the event of insolvency, is an extra layer of security for BT pensioners.

THE BOARD
There were a number of changes to your Board during the year. I would like to welcome Matti Alahuhta and Phil Hodkinson as non-executive directors. Matti has been President of Kone Corporation since January 2005 and was previously at Nokia; Phil is Group Finance Director of HBOS. Both bring a wide range of commercial and senior management experience to your company. I would also like to thank Lou Hughes who stepped down as a non-executive director on 31 March 2006 for his excellent contribution over more than six years. I’m pleased that his experience is not lost to us: he has joined our Americas Advisory Board.

OUR WIDER RESPONSIBILITIES
Our aim as a communications company is to operate in a socially responsible and sustainable way and to ensure that we help everyone benefit from improved communications and enhanced connectivity. I’m very proud of the fact that, for the fifth year in a row, BT was the highest placed telecommunications company in the Dow Jones Sustainability Index.
     Climate change has been moving inexorably up the social and corporate agendas for a number of years now. Although telecommunications technology is environmentally friendly, BT is one of the largest companies in the UK and one of the largest consumers of electricity. Our operations inevitably have an impact on the environment and we take the job of managing that impact seriously. We are now, for example, meeting almost all our UK electricity needs from environmentally friendly sources, including wind generation, solar, wave and hydroelectric schemes.

LOOKING FORWARD
I am very grateful to our shareholders and our customers for their continued loyalty and the confidence that they have shown in BT’s programme of transformation. I’d like to thank our employees for making that programme happen.
     Your company is well set for continued success in the years ahead. Our performance underpins our confidence that we can continue to grow revenue, EBITDA1, earnings per share and dividends over the coming year, and accelerate the strategic transformation of the business.

NOTICE OF MEETING
To give as many shareholders as possible the opportunity to attend the AGM, we hold the meeting in a different city in the UK each year. We also broadcast my speech and the presentation by our Chief Executive, Ben Verwaayen, live over the internet (see page 14).
     The directors proposed for re-election this year are Sir Anthony Greener, Maarten van den Bergh and Clay Brendish who are independent non-executive directors. I am pleased to confirm to shareholders that, following formal performance evaluation, we continue to regard Sir Anthony, Maarten and Clay as effective non-executive directors. They make a valuable contribution to the Board and have demonstrated a high level of commitment to the role. Matti Alahuhta and Phil Hodkinson, who joined the Board during the year, are also retiring automatically and are proposed for election. The Board recommend Matti and Phil for election.
     Even if you are not able to come to the meeting in person, your vote is still important. I would urge you, regardless of the number of shares you own, to vote.
     You may vote by completing and returning the enclosed Proxy Card. Alternatively, you may cast your vote online or by telephone or fax.
     If you intend coming to this year’s meeting, please either return the enclosed AGM Intention to Attend card or indicate your intention to attend over the internet or by phone.
     I look forward to seeing you at the Barbican.

Sir Christopher Bland
Chairman
17 May 2006

1EBITDA – Earnings Before Interest, Tax, Depreciation and Amortisation represents group operating profit (loss) before depreciation and amortisation.

Chairman’s message	BT Group plc Annual Review 2006 3

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REVIEW OF THE YEAR

INTRODUCTION
Our vision is for BT to be dedicated to helping customers thrive in a changing world. Our mission is to be the leader in delivering converged networked services.
     We are committed to increasing shareholder value by transforming the customer experience through service excellence, by the effective management of our powerful brand, and by leveraging our large scale networks and our existing customer base. We aim to find new and mutually-rewarding ways of engaging with around 20 million customers, to capitalise on the possibilities of convergence, to offer global reach combined with the service values associated with local delivery, and to continue to provide innovative services and solutions.
     We are committed to enhancing our positive impact on society through leadership in CSR (corporate social responsibility), and our policy is to achieve best practice in our standards of business integrity in all our operations, in line with our published statement of business practice – The Way We Work.

OUR CUSTOMERS

GROUP RESULTS
The financial results reflect the continuing strong growth in new wave services as we drive value from transforming the business. We have continued to make progress in growing earnings per share before specific items which at 19.5 pence were 8% higher than last year. Revenue for the full year has grown by 6% to £19,514 million. New wave revenue grew by 38% to £6,282 million and now represents around one-third of the group’s business.
     Profit before tax and specific items was £2,177 million, up 5% from the prior year. Capital expenditure of £3.1 billion increased by 4% reflecting the cost of investing in our network transformation.

BALANCE SHEET
The group’s balance sheet continued to strengthen and provides confidence to our customers and suppliers. Net debt was reduced by a further £0.4 billion to £7.5 billion during the year. Total assets were £24.7 billion of which £15.5 billion were property, plant and equipment. The return on capital employed, before specific items, was 16.8%.

CASH FLOW
Net cash inflow from operating activities was £5.4 billion. Free cash flow of £1.6 billion was generated in the year.

DIVIDENDS
The Board recommends a final dividend of 7.6 pence per share, amounting to £632 million. This will be paid, subject to shareholder approval, on 11 September 2006 to shareholders on the register on 18 August 2006. This takes the proposed dividend for the full year to 11.9 pence per share, compared to 10.4 pence in the 2005 financial year, an increase of 14%.

OUR PEOPLE
Our commitment to meeting our customers’ needs presents the 104,400 people employed by BT at 31 March 2006 with opportunities to develop innovative solutions, generate new business, drive efficiencies and experience personal growth.

CORPORATE SOCIAL RESPONSIBILITY
Managing social, ethical and environmental issues in a way that grows shareholder value and helps BT and our customers be more sustainable is very important to us.
     The Dow Jones Sustainability Indexes rank companies for their success in managing social, ethical and environmental factors for competitive advantage. During the 2006 financial year, BT was ranked as the top telecommunications company in the Dow Jones Sustainability Index for the fifth year in a row.
     We also hold the Queen’s Award for Enterprise in recognition of our contribution to sustainable development.
     The Board reviews our CSR strategy, performance and risks annually and is kept informed of new developments that might impact on its duties. We have 12 CSR key performance indicators which cover our relationships with our stakeholders, as well as our environmental performance and our contribution to digital inclusion and business integrity. See our online social and environmental report at www.bt.com/betterworld for more details.

Source: Bloomberg

HOW BT OPERATES
BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.
     Openreach was established on 21 January 2006 in response to Ofcom’s strategic review of telecommunications. It operates the physical (as opposed to the electronic) assets of the local access and backhaul networks and provides the services which use these networks to communications providers, both internally and externally, in an equivalent and transparent way.
     For financial reporting purposes, Openreach remained part of BT Wholesale until the end of the 2006 financial year. It will be reported as a separate line of business in the 2007 financial year.
     Openreach, BT Retail and BT Wholesale operate almost entirely within the UK, where BT is the UK’s largest communications service provider, by market share. BT supplies the residential and business markets with a wide range of communications products and services, including voice, data, internet and multimedia services, and offering a comprehensive range of managed and packaged communications solutions.
     BT Global Services addresses the networked IT services needs of multi-site organisations both in the UK and internationally.

4 BT Group plc Annual Review 2006	Review of the year

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LINES OF BUSINESS
The following table sets out the revenue and operating profit (loss), before specific items, for each of our lines of business.

				Operating
		Revenue		profit (loss)
	2006	2005	2006	2005
Years ended 31 March	£m	£m	£m	£m

BT Retail	8,452	8,698	644	607
BT Wholesale	9,232	9,095	1,992	1,950
BT Global Services	8,632	7,488	363	411
Other	18	25	(366)	(275)
Intra-group	(6,820)	(6,877)	–	–
Totals	19,514	18,429	2,633	2,693

BT Retail
	2006	2005
	£m	£m

Revenue	8,452	8,698
Gross margin	2,354	2,354
Sales, general and administration costs	1,563	1,600
EBITDA	791	754
Operating profit	644	607
Capital expenditure	153	170

BT Retail is the UK’s largest communications service provider, by market share, to the residential and business markets. It trades under one of the UK’s leading brands – BT – and is the prime channel to market in the UK for other businesses in the BT Group. It supplies a wide range of communication products and services, including voice, data, internet and multimedia services, and offers a comprehensive range of managed and packaged communications solutions. The portfolio includes traditional telephony products such as calls, analogue/digital lines and private circuits. New wave revenue generation is focused on broadband, mobility and networked IT services. Its strategy is to improve the customer experience, control costs and increase cash flow, defend traditional revenues and build new revenue streams.
     The results demonstrated a continued strategic shift towards new wave products with growth in broadband, networked IT services and mobility revenues. Despite the substitution by new wave products, traditional revenue was defended by changes in pricing structure and packages to benefit frequent users and marketing campaigns focusing on key customer service promises.
     Revenue decreased by 3% in the 2006 financial year to £8,452 million. The growth in new wave revenue of 38% in the 2006 financial year continued to reduce our dependence on traditional revenue.

BT Wholesale
	2006	2005
	£m	£m

Revenue	9,232	9,095
Gross variable profit	7,031	6,933
EBITDA	3,894	3,864
Operating profit	1,992	1,950
Capital expenditure	2,013	1,981

BT Wholesale provides network services and solutions within the UK. Its customers include communications companies, fixed and mobile network operators, internet and other service providers. The customer base also includes BT Retail and BT Global Services. The majority of BT Wholesale’s revenue is internal (2006 – 54%, 2005 – 58%) and mainly represents trading with BT Retail. External revenue is derived from providing wholesale products and solutions to other operators interconnecting with BT’s UK fixed network.
     In the 2006 financial year, revenue totalled £9,232 million, an increase of 2% over the 2005 financial year, reflecting the strong growth in new wave revenues, mainly broadband.

BT Global Services
	2006	2005
	£m	£m

Revenue	8,632	7,488
EBITDA	1,001	961
Operating profit	363	411
Capital expenditure	702	605

BT Global Services supplies managed services and solutions to multi-site organisations worldwide – its core target market is 10,000 multi-site organisations including major companies with significant global requirements, together with large organisations in target local markets. It provides them with networked IT services and a complete range of managed solutions.
      In the 2006 financial year BT Global Services’ revenue was 15% higher at £8,632 million, including £795 million from the Albacom and Infonet businesses acquired in the final quarter of the 2005 financial year. This represents an underlying increase of 5% compared to the 2005 financial year. Revenues outside the UK have grown strongly as BT Global Services builds on its global capabilities.

GOING CONCERN
The company’s financial statements for the year ended 31 March 2006 have been prepared on a going concern basis as, after making appropriate enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future.

KEY DATES FOR 2006/2007
Annual General Meeting	12 July 2006
First Quarter Results	27 July 2006
Second Quarter and Half Year Results	9 November 2006
Third Quarter and Nine Months Results	February 2007
Fourth Quarter and Full Year Results	May 2007
2007 Annual Report and Accounts published	June 2007

CONSUMER SERVICES
Further information on consumer services is available as follows:
•	BT Broadband – call 0800 800 060 or visit www.bt.com/shareholders/broadband
•	BT Together – call 0800 800 150 or visit www.bt.com/together
•	BT Fusion – call 0800 783 2368 or visit www.bt.com/btfusion/shareholder
•	BT Mobile – call 0800 107 8034 or visit www.bt.com/btmobile
•	BT Communicator with Yahoo! Messenger – call 0800 800 150 or visit www.bt.com/btcommunicator
•	Internet Security Pack – call 0800 800 150 or visit www.bt.com/premiumrates
•	Shareholder offers – call 0800 652 7180 or visit www.btshareholders.co.uk

Information on the services we offer is regularly enclosed with BT phone bills.

Review of the year	BT Group plc Annual Review 2006 5

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SUMMARY FINANCIAL STATEMENT

SUMMARY GROUP INCOME STATEMENT

for the year ended 31 March	Before specific items	Specific items[a]	Total		Total
	2006	2006	2006		2005
	£m	£m	£m		£m

Revenue	19,514	–	19,514		18,429

Operating profit	2,633	(138)	2,495		2,992
Net finance expense	(472)	–	(472)		(599)
Share of post tax profit (loss) of associates
and joint ventures	16	–	16		(39)
Profit on disposal of joint venture	–	1	1		–

Profit before taxation	2,177	(137)	2,040		2,354
Taxation	(533)	41	(492)		(525)

Profit for the year	1,644	(96)	1,548		1,829

Earnings per share			18.4	p	21.5	p
Earnings per share before specific items			19.5	p	18.1	p
Proposed dividends per share			11.9	p	10.4	p

[a]Specific items comprise items considered to be material and one-off, or unusual in nature such as disposals of businesses and investments. Separate identification of these items is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of the trading results of the group. The principal specific items for the 2006 financial year were property rationalisation costs of £68 million, and a provision of £70 million for the costs of establishing Openreach as a separate line of business. Specific items in the 2005 financial year amounted to a net profit of £290 million after taxation, mainly on the disposal of investments.

SUMMARY GROUP CASH FLOW STATEMENT

for the year ended 31 March	2006	2005
	£m	£m

Net cash inflow from operating activities	5,387	5,574
Net cash received (used) in investing activities	365	(1,740)
Net cash used in investing activities	(5,278)	(3,529)

Net increase in cash and cash equivalents	474	305
Cash and cash equivalents at the start of the year	1,310	1,005

Cash and cash equivalents at the end of the year	1,784	1,310

Free cash flow[a]

Net cash inflow from operating activities	5,387	5,574
Net purchase of property, plant and equipment	(2,874)	(2,945)
Net sale of non-current asset investments	(1)	537
Dividends received from associates	1	2
Net interest paid	(901)	(886)

Free cash flow	1,612	2,282

[a]Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except finance expense) and less the acquisition or disposal of group undertakings.

[b]Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents.
These are not measures recognised under IFRS, but are key indicators used by management in order to assess operational performance.

SUMMARY GROUP BALANCE SHEET

at 31 March	2006	2005
	£m	£m

Property, plant and equipment	15,489	15,391

Other non-current assets	2,489	2,821
Current assets	6,722	9,321
Current liabilities	(9,480)	(12,104)

	15,220	15,429

Non-current liabilities	13,613	15,334
Parent shareholders’ equity	1,555	45
Minority interests	52	50

	15,220	15,429

This summary financial statement was approved by the Board of Directors on 17 May 2006 and was signed on its behalf by:

Sir Christopher Bland	Ben Verwaayen	Hanif Lalani
Chairman	Chief Executive	Group Finance Director

6 BT Group plc Annual Review 2006	Summary financial statement

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AUDITORS’ STATEMENT
AUDITORS’ STATEMENT TO THE MEMBERS OF BT GROUP PLC
We have examined the summary financial statement consisting of the group’s summary financial statements as set out on page 6, the summary directors’ report as set out on page 10 and the group’s directors’ remuneration disclosures as set out on pages 8 and 9.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The directors are responsible for preparing the BT Group plc Annual Review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the BT Group plc Annual Review with the BT Group plc annual financial statements, the directors’ report and the directors’ remuneration report, and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the BT Group plc Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.
     This statement, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

BASIS OF OPINION
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the summary financial statement’ issued by the Auditing Practices Board for use in the United Kingdom.

OPINION
In our opinion the summary financial statement is consistent with the full annual financial statements, the directors’ report and the directors’ remuneration report of BT Group plc for the year ended 31 March 2006 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers LLP
 Chartered Accountants and Registered Auditors
London 17 May 2006

The auditors’ report on the full annual accounts for the year ended 31 March 2006 is unqualified and does not contain any statement concerning accounting records or failure to obtain necessary information and explanations.

IMPORTANT NOTE
This summary financial statement does not contain sufficient information to allow for as full an understanding of the results of the group and state of affairs of the company or the group and of their policies and arrangements concerning directors’ remuneration as would be provided by the BT Group plc Annual Report and Form 20-F (‘Annual Report’). Also, for the company’s disclosure on any significant ways in which the company’s corporate governance practices differ from those followed by US companies under NYSE listing standards, please see page 46 of the Annual Report. Shareholders who would like more detailed information may obtain a copy of the full Annual Report for 2006 and/or future years, free of charge, by calling our Shareholder Helpline on Freefone 0808 100 4141 (+44 121 433 4404 from outside the UK) or can view it online at www.bt.com/annualreport

FORWARD-LOOKING STATEMENTS – CAUTION ADVISED
Certain statements in this summary financial statement are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: continued growth in EBITDA, earnings per share, and in new wave revenue, mainly from networked IT services, broadband and mobility growth; implementation of BT’s 21st Century Network; expectations regarding progressive dividend policy, dividend payout ratio and cost savings; accelerating transformation of the business; and improving shareholder returns.
     Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.
     Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT’s operating areas, including competition from others; selection by BT of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; timing of entry and profitability of BT in certain communications markets; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; and general financial market conditions affecting BT’s performance. Certain of these factors are discussed in more detail in the Annual Report including, without limitation, in Group risk factors. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS
The group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRIC interpretations in issue as adopted by the EU effective as at 31 March 2006. The transition date for the adoption of IFRS is 1 April 2004. All comparative data in these statements has been restated accordingly with the exception of these policies in relation to financial instruments under IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. Further details can be found in note 34 to the Annual Report.

Auditors’ statement	BT Group plc Annual Review 2006 7

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SUMMARY REPORT ON DIRECTORS’ REMUNERATION

INTRODUCTION
This is a summary of the full Report on directors’ remuneration in the Annual Report and Form 20-F 2006, a copy of which is available on request or at www.bt.com/annualreport The full report will be voted on at the 2006 Annual General Meeting.

REMUNERATION COMMITTEE
The Remuneration Committee sets the remuneration policy and individual packages for the Chairman, executive directors and other senior executives reporting to the Chief Executive. It also approves changes in the company’s long-term incentive plans, recommends to the Board those plans which require shareholder approval and oversees their operation.

REMUNERATION POLICY FOR EXECUTIVES
BT’s executive remuneration policy is to reward employees competitively, taking into account individual, line of business and company performance, market comparisons and the competitive pressures in the information and communications technology industry.
      The policy for executive pay, in general terms, is for base salaries to be positioned around the mid-market, with total direct compensation (basic salary, annual bonus and the value of any long-term incentives) to be at the upper quartile only for sustained and excellent performance.

MAIN COMPONENTS OF REMUNERATION
Executive benefits packages comprise a mix of basic salary and performance-related remuneration, as follows:

Basic salary
This is reviewed annually. Basic salaries remained unchanged in 2005/06 with the exception of an increase agreed for Paul Reynolds to reflect his responsibility for delivering the 21st Century Network and a number of key productivity and process improvements.

Performance-related remuneration
•	Annual bonus – the annual bonus plan is designed to reward the achievement of results against set objectives. Targets in respect of corporate performance, set at the beginning of the financial year 2005/06 for each objective, were based on earnings per share, free cash flow and customer satisfaction. Approximately 43% of any total bonus is payable in the form of deferred shares under the Deferred Bonus Plan. The shares vest after three years and act both as an incentive and a retention measure.
•	Long-term incentives – the BT Equity Incentive Portfolio, comprising share options, incentive shares and retention shares, is designed to ensure that equity participation is an important part of overall remuneration. For the financial year 2005/06, the Committee decided to grant incentive shares instead of the previous year’s combination of share options and incentive shares:
–	Awards vest only if a predetermined performance target has been achieved.
–	The performance measure is total shareholder return (TSR) compared with a basket of companies in the European Telecom Sector.
–	BT’s TSR at the end of the three-year measurement period must be in the upper quartile for all of the awards to vest. At median, 25% of shares under award would vest. Below that point none of the share awards would vest.
Retention shares are granted in exceptional circumstances to help recruit or retain individuals with critical skills. In the financial year 2005/06, 14 awards were made for recruitment and retention purposes, including one award made to Ian Livingston in connection with his appointment as Chief Executive, BT Retail. A retention arrangement was also introduced last year for Andy Green, Chief Executive BT Global Services, linked to performance targets for that line of business. Under this arrangement, an award of retention shares, with a value of £750,000, will be granted in June 2006.

Financial year 2006/07 policy
No material policy changes were made by the Committee; a small increase was made in bonus potential for target and stretch achievement by executive directors against the corporate scorecard to maintain market competitiveness. From 1 June 2006, Ben Verwaayen’s annual base pay will be increased to £750,000 – his first increase since joining BT in 2002 – and Hanif Lalani’s annual base pay will be increased to £460,000, following his successful assumption of, and continuing performance in, the Group Finance Director’s role. Cash-based bonus and incentive plans were agreed for Openreach executives, as required by Undertakings agreed with Ofcom.

Pension arrangements
Pensions are based on salary alone – bonuses, other benefits and long-term incentives are excluded.
     Those directors and other employees, who joined the company prior to 1 April 2001, are members of the BT Pension Scheme, which is a defined benefits scheme. Andy Green, Hanif Lalani and Paul Reynolds are members of the BT Pension Scheme.
     Retirement provision for executive directors and other senior executives who joined BT on or after 1 April 2001 is generally made on a defined contribution basis – the company agrees to pay a fixed percentage (typically around 30%) of the executive’s salary each year towards the provision of retirement benefits.
     The Committee reviewed the impact of the Lifetime Allowance under the pension simplification legislation which came into force from 6 April 2006. As a result, BT offered those members affected the option to opt out of future accruals of pensionable service and in its place to receive a cash allowance annually (30% of salary for executive directors affected). This was broadly cash neutral for the company.

Other benefits
Other benefits include some or all of: company car, fuel or driver, personal telecommunications facilities and home security, medical and dental cover, special life cover, professional subscriptions and tax planning and financial counselling.

Service agreements
The policy is for the Chairman and executive directors to have service agreements providing for one year’s notice by the company. If BT terminates the Chairman’s contract before it expires – at the end of the 2007 AGM – he is entitled to payment of salary for 12 months from termination or until the 2007 AGM if that is shorter. Ben Verwaayen is entitled to £700,000 on termination by BT. Andy Green, Hanif Lalani, Ian Livingston and Paul Reynolds are entitled to salary and benefits until the earlier of 12 months from notice of BT’s termination of the contract or the director obtaining full-time employment. See the tables opposite for details of directors’ emoluments and interests in shares.

8 BT Group plc Annual Review 2006	Summary report on directors’ remuneration

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DIRECTORS’ REMUNERATION
The emoluments of the directors for the year ended 31 March 2006 and the benefits received under the long-term incentive plans were, in summary, as follows:

	Total	Total
	2006	2005
	£’000	£’000

Salaries	3,058	3,237
Performance-related bonus	2,284	1,449
Deferred bonus in shares	2,441	600
Other benefits	203	419

	7,986	5,705
Payments to non-executive directors	467	391

Total emoluments	8,453	6,096
Gain on the exercise of share options	–	–
Value of shares vested under the executive share plans	652	2,132

Retirement benefits are accruing to three directors under defined contribution arrangements and to three directors and one former director under defined benefit arrangements.
Pensions
Sir Christopher Bland is not a member of any of the company’s pension schemes but the company matches his contributions of 10% of the earnings cap, to a personal pension plan. B Verwaayen and I Livingston are not members of any of the company’s pension schemes but the company has agreed to pay an amount equal to 30% of salary towards pension provision. The aggregate value of contributions paid, or treated as paid, to defined contribution schemes in the 2006 financial year was £63,360. A Green, H Lalani and P Reynolds are members of the BT Pension Scheme. Additional days of pensionable service are being purchased for A Green, H Lalani and P Reynolds to bring their pensionable service at age 60 up to 40 years.

		Pension
		allowance				Other
	Basic	net of		Annual		benefits
	salary and	pension	Total salary	cash	Expenses	excluding	Total	Total
	fees	contributions	and fees	bonus	allowance	pension	2006	2005
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Sir Christopher Bland	500	–	500	–	–	32	532	532

B Verwaayen(1)(2)	700	178	878	784	–	32	1,694	1,512

A Green(1)	500	–	500	400	–	30	930	684

H Lalani(1)	400	–	400	320	–	39	759	207

I Livingston(1)(2)	525	136	661	420	19	10	1,110	816

Dr P Reynolds(1)(3)	433	–	433	360	19	22	834	653

Sir Anthony Greener	115	–	115	–	–	–	115	115

M Alahuhta	8	–	8	–	–	–	8	–

M van den Bergh	59	–	59	–	–	–	59	55

C Brendish	50	–	50	–	–	–	50	50

P Hodkinson	8	–	8	–	–	–	8	–

L R Hughes	38	–	38	–	–	–	38	21

Baroness Jay	50	–	50	–	–	–	50	50

J Nelson	52	–	52	–	–	–	52	50

C G Symon	87	–	87	–	–	–	87	50

	3,525	314	3,839	2,284	38	165	6,326	4,795

Notes
1In addition, deferred bonuses payable in shares in three years’ time, subject to continued employment, were awarded to B Verwaayen (£1,316,000), A Green (£300,000), H Lalani (£240,000), I Livingston (£315,000) and P Reynolds (£270,000).

[2]Part of the pension allowance of 30% of salary for B Verwaayen and I Livingston was paid to them direct.
3P Reynolds sacrificed £225,000 of his bonus for the financial year 2005/06 and the company has paid an equivalent amount into the BT Pension Scheme to provide him with additional benefits on a defined contribution basis.

SUMMARY OF DIRECTORS’ INTERESTS IN SHARES AND SHARE PLANS
as at 31 March 2006
			Number of		Incentive
			shares		and		Deferred
	Beneficial		under		retention		bonus
	shareholdings	[a]	option	[b]	shares	[c]	awards	[d]

Sir Christopher Bland	674,257		314,244		314,785		–

B Verwaayen	951,497		3,656,458		588,242		835,367

A Green	152,645		1,545,032		391,726		230,629

H Lalani	14,360		655,197		260,283		87,886

I Livingston	313,110		1,637,155		949,538		234,913

Dr P Reynolds	98,050		1,453,319		336,138		215,936

Sir Anthony Greener	60,007		–		–		–

M Alahuhta	20,000		–		–		–

M van den Bergh	12,040		–		–		–

C Brendish	30,920		–		–		–

P Hodkinson	4,622		–		–		–

L R Hughes	6,800		–		–		–

Baroness Jay	8,214		–		–		–

J Nelson	50,000		–		–		–

C G Symon	15,069		–		–		–

	2,411,591		9,261,405		2,840,712		1,604,731

Executive directors are also able to participate in BT’s all-employee share plans.

Notes
[a]Beneficial shareholdings include shares held in the director’s own name or by close family members.
[b]Options granted under the Global Share Option Plan are normally exercisable in full between the third and tenth anniversaries of their date of grant only if a corporate performance target has been met. Option prices range between 187p and 318p.

[c]Retention shares are used as a recruitment and retention tool. They vest after three years and are transferred to participants, if they are still employed by the company.
[d]Awards of shares are directly linked to the value of annual bonuses. The shares vest after three years and are transferred to participants, if they are still employed by the company. Details of deferred bonus awards in respect of the financial year 2005/06 are given in the notes to the table above. Awards in respect of the deferred bonuses will be granted in June 2006.

Summary report on directors’ remuneration	BT Group plc Annual Review 2006 9

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SUMMARY DIRECTORS’ REPORT

PRINCIPAL ACTIVITIES
BT Group plc is one of the world’s leading providers of communications solutions and services, operating in 170 countries. In the 2006 financial year approximately 87% of revenues were derived from operations in the UK. Details of our businesses and performance are given on pages 4 and 5.

DIVIDENDS
An interim dividend of 4.3 pence per share (2005: 3.9 pence) was paid on 13 February 2006. The directors recommend a final dividend of 7.6 pence per share (2005: 6.5 pence) to be paid on 11 September 2006 to shareholders on the register at the close of business on 18 August 2006. This makes a total dividend for the year of 11.9 pence per share (2005: 10.4 pence), an increase of 14%.

Source: Datastream 1 April 2001 = 100
The graph shows the relative TSR performance (adjusted for the rights issue and demerger of our mobile business in the 2002 financial year) of BT and the FTSE 100.

DIRECTORS
Details of the current members of the Board are shown on the following page. All served throughout the financial year, with the exception of Matti Alahuhta and Phil Hodkinson, who were appointed on 1 February 2006. Lou Hughes served as a director until 31 March 2006.
      Sir Anthony Greener, Maarten van den Bergh and Clayton Brendish retire from the Board by rotation at the Annual General Meeting and being eligible, offer themselves for re-election. Matti Alahuhta and Phil Hodkinson, having been appointed by the Board, will retire and will be proposed for election.
     The letters of appointment of Sir Anthony Greener, Maarten van den Bergh and Clay Brendish were extended for a second term of three years and are terminable by either party on three months’ notice.
     The contracts of Matti Alahuhta and Phil Hodkinson are for an initial period of three years from 1 February 2006 and are terminable by either party on three months’ notice.

ANNUAL GENERAL MEETING
The Notice of the Annual General Meeting to be held at 10.30 am at the Barbican Centre, London on 12 July 2006 is contained on pages 12 to 14.

CORPORATE GOVERNANCE
It is BT’s policy to achieve for all our operations best practice in our standards of business integrity. The directors consider that BT has, throughout the year, complied with the provisions set out in section 1 of the 2003 Combined Code on Corporate Governance.

BOARD, DIRECTORS AND BOARD COMMITTEES
The Board is currently made up of the part-time Chairman, the Chief Executive, four other executive directors and eight independent non-executive directors. It is BT’s policy that the Board will comprise a majority of independent non-executive directors. The roles of the Chairman and the Chief Executive are separate. The non-executive directors provide a strong, independent element on the Board. Sir Anthony Greener, the Deputy Chairman, is the senior independent director. Non-executive directors are appointed initially for three years at the end of which the appointment may be continued by mutual agreement. The Chairman and the non-executive directors meet regularly without the executive directors. The Chairman ensures the views of shareholders are known to and appropriately considered by the Board.
      The Board’s principal focus is the overall strategic direction, development and control of the group. A formal statement of its role is available on the company’s website. The Board meets at least nine times each year.
     During summer 2005 the Board carried out a further evaluation of Board and Board Committee performance and effectiveness. As part of this process, the Chairman has one-to-one sessions with the directors and the Deputy Chairman, Sir Anthony Greener, met all directors individually to review the Chairman’s performance.
     To meet best corporate governance practice, Audit, Remuneration and Nominating Committees have long been an established part of BT’s system of governance. Each committee has written terms of reference, which are available on the company’s website. The Audit and Remuneration Committees are made up entirely of independent non-executive directors. The Board considers that several of the Audit Committee’s members have recent and relevant financial experience. The Audit Committee reviews the company’s published financial results, the Annual Report and Form 20-F and other published information for statutory and regulatory compliance and reports its views to the Board. It recommends the appointment, reappointment and remuneration of the company’s external auditors. The Board has policies determining what non-audit services the company’s external auditors can provide, in order to safeguard their independence and objectivity.
     The Nominating Committee ensures an appropriate balance of experience and abilities on the Board, using this evaluation to review the size and composition of the Board and to recommend any proposed changes to the Board.
     The Equality of Access Board became operational on 1 November 2005 to monitor the company’s compliance with the Undertakings made to Ofcom following Ofcom’s Strategic Review of Telecommunications. Its terms of reference are also available on the company’s website.
     The Chief Executive, Ben Verwaayen, chairs the Operating Committee, which meets weekly. The Board also has a Community Support Committee and a Pension Scheme Performance Review Group.

INTERNAL CONTROL AND RISK MANAGEMENT
The Board is responsible for the group’s systems of internal control and risk management and for reviewing the effectiveness of those systems. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable and not absolute assurance against material misstatement or loss.
      BT has processes for identifying, evaluating and managing the significant risks faced by the group. These processes have been in place for the whole of the 2006 financial year and have continued up to the date on which this document was approved.

10 BT Group plc Annual Review 2006	Summary directors’ report

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BOARD OF DIRECTORS

Key to membership of Board committees
A	Operating
B	Audit
C	Remuneration
D	Nominating
E	Community Support
F	Pension Scheme Performance Review Group
G	Equality of Access Board
*	Chairs committee

Sir Christopher Bland Chairman
Appointed to the Board as Chairman on 1 May 2001. Chairman of the BBC from 1996 to 2001. Appointed a non-executive director of LWT Holdings in 1982 and chairman from 1983 to 1994, when LWT was acquired by Granada Group. A former chairman of an NHS hospital trust. Aged 67.
Other appointments: a senior adviser at Warburg Pincus and chairman of the Royal Shakespeare Company.
D* E* F

Ben Verwaayen Chief Executive
A Dutch national, appointed to the Board on 14 January 2002 and Chief Executive on 1 February 2002. Formerly vice chairman of the management board of Lucent Technologies in the USA from October 1999. Created an Officer of the Order of Orange-Nassau in April 2006. Aged 54.
Other appointments: non-executive director of UPS.
A*

Andy Green Chief Executive, BT Global Services
Appointed to the Board on 19 November 2001. Held a number of senior positions in BT, including Chief Executive of BT Openworld and Group Director of Strategy and Development. Aged 50.
Other appointments: board member of e-skills UK and a non-executive director NAVTEQ Corporation (a US Corporation).
A

Hanif Lalani Group Finance Director
Appointed to the Board as Group Finance Director on 7 February 2005.
A Chartered Management Accountant, he was formerly Chief Financial Officer for BT Wholesale. Joined BT in 1983 and held a number of positions including Chief Executive BT Northern Ireland and chairman OCEAN Communications (BT’s subsidiary in the Republic of Ireland). Aged 44.
A F

Ian Livingston Chief Executive, BT Retail
Appointed Chief Executive, BT Retail on 7 February 2005. A Chartered Accountant, he was Group Finance Director from April 2002. Formerly group finance director of Dixons Group and a director of Freeserve from its inception. Aged 41.
Other appointments: non-executive director of Ladbrokes.
A

Dr Paul Reynolds Chief Executive, BT Wholesale
Appointed to the Board on 19 November 2001. Held a number of senior positions in BT, including Director of Multimedia and Managing Director of Networks and Information Services. Aged 49.
Other appointments: non-executive director of E-Access (a Japanese corporation).
A

NON-EXECUTIVE DIRECTORS

Sir Anthony Greener Deputy Chairman
Appointed to the Board on 1 October 2000. He is Deputy Chairman and senior independent director. Chairman of the Audit and Remuneration Committees. Formerly chairman of Diageo. Aged 65.
Other appointments: chairman of the Qualifications and Curriculum Authority and sits on the board of United Learning Trust.
B* C* D

Matti Alahuhta
A Finnish national, appointed to the Board on 1 February 2006. President of Kone Corporation since January 2005 and a director since 2003. Formerly president, Nokia Mobile Phones and president, Nokia Telecommunications. Aged 53.
Other appointments: foundation board chairman of International Institute of Management Development and chairman of Technology Industries of Finland Centennial Foundation.
C

Maarten van den Bergh
A Dutch national, appointed to the Board on 1 September 2000. Retired in 2000 as president of the Royal Dutch Petroleum Company and vice chairman of its committee of managing directors and a former chairman of Lloyds TSB Group. Aged 64.
Other appointments: chairman of Akzo Nobel Supervisory Board; non-executive director of British Airways and Royal Dutch Shell.
B C D F*

Clayton Brendish
Appointed to the Board on 1 September 2002. Retired in 2001 as executive deputy chairman of CMG. Aged 59.
Other appointments: non-executive director and external chairman of Meteorological Office Board; non-executive chairman of Anite, Close Beacon Investment Fund and Echo Research Ltd; non-executive director of Herald Investment Trust; trustee of Economist Newspapers and Foundation for Liver Research.
B E

Phil Hodkinson
Appointed to the Board on 1 February 2006. Group finance director of HBOS and chairman of Insight Investment. A Fellow of the Institute of Actuaries, he was formerly chairman of Clerical Medical Investment Group and Halifax Financial Services. Aged 48.
Other appointments: non-executive director of Business in the Community and chairman of HBOS Foundation.
B E

The Rt. Hon. Baroness Jay of Paddington PC
Appointed to the Board on 14 January 2002. Formerly Lord Privy Seal, Leader of the House of Lords and Minister for Women, and Minister of State at the Department of Health. Aged 66.
Other appointments: chairman of the Overseas Development Institute, and non-executive director of Independent News & Media and a member of its International Advisory Board.
C E

John Nelson
A Chartered Accountant, appointed to the Board on 14 January 2002. Retired as chairman of Credit Suisse First Boston Europe (CSFB) on 31 January 2002. Prior to joining CSFB in January 1999, he was vice chairman of Lazard Brothers from 1990. Aged 58.
Other appointments: chairman of Hammerson, deputy chairman of Kingfisher and a senior adviser to Charterhouse Capital Partners.
B D F

Carl G Symon
A US national, appointed to the Board on 14 January 2002. Formerly chairman and chief executive officer of IBM UK. Aged 60.
Other appointments: chairman of HMV Group and a number of private companies; non-executive director of Rolls-Royce and Rexam.
B C G*

Board of directors	BT Group plc Annual Review 2006 11

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NOTICE OF MEETING

The 2006 Annual General Meeting of BT Group plc will be held at the Barbican Hall, Barbican Centre, Silk Street, London EC2Y 8DS, at 10.30 am on Wednesday 12 July 2006 to consider the following:

ORDINARY BUSINESS
RESOLUTION 1
That the accounts and reports of the directors and the auditors for the year ended 31 March 2006 be received.
Legislation requires the directors to present to the meeting these accounts and reports contained in the Company’s Annual Report.

RESOLUTION 2
That the directors’ remuneration report for the year ended 31 March 2006 be approved.
The directors have to ask shareholders to vote on this report on directors’ remuneration. It is summarised on pages 8 to 9 of this document. The full report, in the Annual Report, is on the Company’s website at www.bt.com/annualreport, or is sent to shareholders if requested.

RESOLUTION 3
That the final dividend of 7.6 pence per share recommended by the directors be declared payable on 11 September 2006 to holders of ordinary shares registered at the close of business on 18 August 2006.
The final dividend declared cannot exceed the amount recommended by the directors.

RESOLUTIONS 4-6: RE-ELECTION OF DIRECTORS
Under the Company’s articles of association (“articles”), in compliance with the Combined Code on Corporate Governance, all directors have to retire every three years at an Annual General Meeting. As a result, three directors must retire at this year’s Annual General Meeting and are proposed by the Board for re-election.

RESOLUTION 4
That Sir Anthony Greener be re-elected as a director.
Sir Anthony was appointed to the BT Board on 1 October 2000. He was appointed Joint Deputy Chairman and Chairman of the Audit Committee on 1 January 2001. He is the senior independent director. He became Deputy Chairman and Chairman of the Remuneration Committee on 18 July 2001 and is also a member of the Nominating Committee. He was formerly chairman of Diageo plc, the drinks and food group created by the merger of Guinness plc and Grand Metropolitan plc. Prior to completion of this merger, he was chairman and chief executive of Guinness plc.
     Sir Anthony is chairman of the Qualifications and Curriculum Authority and sits on the board of United Learning Trust.
     Aged 65.

RESOLUTION 5
That Maarten van den Bergh be re-elected as a director.
Maarten was appointed to the BT Board on 1 September 2000. He chairs the Pension Scheme Performance Review Group and is a member of the Audit, Remuneration and Nominating Committees. He is chairman of Akzo Nobel Supervisory Board and a non-executive director of British Airways and Royal Dutch Shell, and was chairman of Lloyds TSB Group until 11 May 2006. Prior to his retirement in July 2000, Maarten was president of the Royal Dutch Petroleum Company and vice chairman of its committee of managing directors from July 1998, having been appointed a managing director of the Royal Dutch Shell Group of companies in July 1992.
     A Dutch national, he is aged 64.

RESOLUTION 6
That Clayton Brendish be re-elected as a director.
Clay Brendish was appointed to the Board on 1 September 2002. He is a member of the Audit and Community Support Committees. Clay is non-executive director and external chairman of Meteorological Office Board; non-executive chairman of Anite, Close Beacon Investment Fund and Echo Research; a trustee of Economist Newspapers and Foundation for Liver Research and a non-executive director of Herald Investment Trust. Prior to his retirement in May 2001, he was executive deputy chairman of CMG having joined the board when it acquired Admiral.
     Clay was co-founder and executive chairman of Admiral, incorporated in 1979. He has also acted as an adviser to the Government on the efficiency of the Civil Service, working as an advisor to the Chancellor of the Duchy of Lancaster and the Office of Public Services on their respective Next Steps Agencies. Aged 59.

RESOLUTIONS 7-8: ELECTION OF DIRECTORS
The articles require any director appointed by the Board to retire at the Annual General Meeting following appointment.

RESOLUTION 7
That Matti Alahuhta be elected as a director.
Matti Alahuhta was appointed to the Board on 1 February 2006. He is a member of the Remuneration Committee. He has been president of Kone Corporation, one of the world’s largest elevator manufacturers, since January 2005 and a director since 2003. He worked previously at Nokia Corporation for more than 20 years, where his most recent roles were: executive vice president and chief strategy officer; president, Nokia mobile phones; and president telecommunications. He is foundation board chairman of the International Institute for Management Development (IMD), one of the leading global management schools, and chairman of Technology Industries of Finland Centennial Foundation.
     A Finnish national, he is aged 53.

RESOLUTION 8
That Phil Hodkinson be elected as a director.
Phil Hodkinson was appointed to the Board on 1 February 2006. He is a member of the Audit and Community Support Committees. He is group finance director of HBOS plc and chairman of Insight Investment. A Fellow of the Institute of Actuaries, he was formerly chairman of Clerical Medical Investment Group and Halifax Financial Services, and previously chief executive of Zurich Life and Eagle Star Life. He is a non-executive director of Business in the Community and chairman of the HBOS Foundation (the group’s charitable arm).
      Aged 48.

Your vote is important. If you are not coming to the meeting you can cast your vote online, by telephone, by fax, or by returning the proxy card

12 BT Group plc Annual Review 2006	Notice of meeting

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RESOLUTION 9
That PricewaterhouseCoopers LLP be reappointed auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.
The resolution proposes the reappointment of PricewaterhouseCoopers LLP as the Company’s auditors.

RESOLUTION 10
That the directors be authorised to decide the auditors’ remuneration.
 This resolution follows standard practice. If passed, the directors will decide how much the auditors should be paid.

SPECIAL BUSINESS
The following resolution will be proposed as an ordinary resolution.

RESOLUTION 11
That the authority and power conferred on the directors in relation to the Section 80 Amount by Article 74 of the Company’s articles of association be renewed until 11 October 2007 and for that period the Section 80 Amount shall be £137 million.
The articles give a general authority to the directors to allot unissued shares, which is subject to renewal by shareholders.
     The directors will be able to issue new shares up to a nominal value of £137 million (the Section 80 Amount), which is equal to approximately 33% of the issued share capital (excluding treasury shares) of the Company as at the date of this Notice.
     See the notes to Resolution 13 for more information on treasury shares.

     The following two Resolutions will be proposed as special resolutions.

RESOLUTION 12
That the authority and power conferred on the directors by Article 74 of the Company’s articles of association be:

•	extended to any sale of shares which the Company may hold as treasury shares; and
•	renewed until 11 October 2007;
and for that period the Section 89 Amount shall be £21 million.
This resolution renews the authority given to directors to allot equity securities without needing to offer these shares to existing shareholders first:
•	for cash, up to an amount representing approximately 5% of the issued share capital (including treasury shares) as at the date of this Notice; or
•	in connection with a rights issue – defined in summary as an offer of equity securities to shareholders which is open for a period decided by the Board – subject to any limits or restrictions that the Board thinks are necessary or appropriate.

There are no current plans to allot shares except in connection with the Company’s employee share plans. References to “allot” in this note include the sale of treasury shares.The authorities sought by Resolutions 11 and 12 will last for 15 months until 11 October 2007, although the directors intend to seek renewal of these powers at each Annual General Meeting.
     This will ensure that the directors continue to have the flexibility to act in the best interests of shareholders, when opportunities arise, by allotting shares.

RESOLUTION 13
That the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of shares of 5p each in the Company, subject to the following conditions:

(a)	the maximum number of shares which may be purchased is 834 million shares;
(b)	the minimum price which may be paid for each share is 5p;
(c)	the maximum price which may be paid for each share is an amount equal to 105% of the average of the middle market quotations of a share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and
(d)	this authority will expire at the close of the Annual General Meeting of the Company held in 2007, or if earlier, 11 October 2007 (except in relation to the purchase of shares, the contract for which was concluded before the expiry of this authority and which might be executed wholly or partly after that expiry).
The directors would like the Company to continue to have the flexibility to buy its own shares. This resolution renews the Company’s authority to buy its own shares in similar terms to previous years’ authorities. It would be limited to 834 million ordinary shares, representing 10% of the issued share capital (excluding treasury shares) at the date of this Notice. The directors would exercise this authority only after considering the effects on earnings per share and the benefits for shareholders generally.
     Shares purchased by the Company out of distributable profits may be held as treasury shares, which may then be cancelled, sold for cash or used to meet the Company’s obligations under its employee share plans.
     During the 2006 financial year, 166 million shares were purchased (1.9% of the share capital) for a total consideration of £360 million, at an average price of £2.17 per share. As at 17 May 2006, 22 million treasury shares had been transferred to meet the Company’s obligations under its employee share plans and as at that date, the Company still held 290 million treasury shares which is equal to 3.5% of the issued share capital (excluding treasury shares) in issue as at that date.
     The Company’s current intention is to hold any shares purchased as treasury shares but it retains the flexibility to cancel them or sell them for cash if it considers this to be in the best interests of the Company.
     The authority sought by this resolution will end by 11 October 2007, although the directors intend to seek renewal of this power at each Annual General Meeting.
As at 17 May 2006, there were options outstanding over 465 million shares (of which options over 279 million shares were in respect of options granted under the savings related share option plans), representing 5.6% of the Company’s issued share capital (excluding treasury shares). If the authority given by this resolution were to be fully used, these would represent 6.2% of the Company’s issued share capital (excluding treasury shares). There are no warrants outstanding.

Notice of meeting	BT Group plc Annual Review 2006 13

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The following resolution will be proposed as an ordinary resolution.

RESOLUTION 14
That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make donations to EU (European Union) political organisations, not exceeding £100,000 in total, during the period beginning with the date of the 2006 Annual General Meeting and ending at the conclusion of the day on which the 2007 Annual General Meeting is held.
The Company’s continuing policy is that no company in the group shall make contributions in cash or kind (including loans) to any political party. Arrangements are in place to implement this policy. However, the definition of political donations used in the Companies Act 1985 is very much broader than the sense in which these words are ordinarily used. It covers activities such as making MPs and others in the political world aware of key industry issues and matters affecting the Company, which make an important contribution to their understanding of BT. These activities are carried out on an even-handed basis related broadly to the major political parties’ electoral strength. The authority we are requesting in this resolution is not designed to change the above policy. It will, however, ensure that the group acts within the provisions of the Companies Act 1985 requiring companies to obtain shareholder authority before they can make donations to EU political organisations (which includes UK political parties) as defined in the Act. During the 2006 financial year, the Company’s wholly-owned subsidiary, British Telecommunications plc, spent £23,858.

Only shareholders on the Register of Members at 6.00 pm on 10 July 2006 are entitled to attend and vote. A shareholder entitled to attend and vote is entitled to appoint a proxy or proxies to vote on his or her behalf. A proxy need not be a shareholder of the Company. On a poll, the number of shares held by each shareholder at 6.00 pm on 10 July 2006 will decide the number of votes that the shareholder may cast.

By order of the Board

Larry Stone
Secretary
81 Newgate Street
London
EC1A 7AJ
17 May 2006

IF YOU ARE NOT COMING TO THE MEETING
Webcast
 The speeches by the Chairman, Sir Christopher Bland, and the Chief Executive, Ben Verwaayen, will be broadcast live on the internet at www.bt.com/btagm2006 Questions and voting on the business of the meeting will not be broadcast. If you intend to view the webcast, you should visit this site before the meeting to check that you will be able to view it on your computer, and also whether you need any additional software.

DOCUMENTS
 The following documentation, which is available for inspection during business hours at the registered office of the Company on any weekday (public holidays excluded), will also be available for inspection at the place of the Annual General Meeting from 9.30 am on the day of the meeting until the conclusion of the meeting:

(a)	the register of interests of directors (and their families) in the share capital of the Company;
(b)	copies of all service contracts and contracts of appointment between the directors and the Company; and
(c)	printed copies of the documentation made available to shareholders using electronic communication, including the Annual Report and Form 20-F 2006 and the Annual Review & Notice of Meeting 2006.

Your directors believe that the proposals in Resolutions 1 to 14 are in the best interests of both the Company and its shareholders and unanimously recommend that you vote in favour of all these resolutions. The directors intend to do so in respect of their own beneficial holdings.

Watch the webcast live on the internet at www.bt.com/btagm2006

14 BT Group plc Annual Review 2006	Notice of meeting

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AGM INFORMATION

You have the right to attend, speak and vote at the Annual General Meeting if you are on the BT Group share register at 6.00 pm on 10 July 2006.
     If you are not attending the meeting, you may appoint by post, fax, over the internet or by telephone, someone else as your “proxy” to attend the meeting and/or vote on your behalf. The number of shares you hold as at the above register deadline will decide how many votes you or your proxy will have if there is a poll. For more information about appointing a proxy, please read the explanatory notes on the enclosed Proxy Card.

TIME AND PLACE OF MEETING
Time – 10.30 am on 12 July 2006. Doors open at 9.30 am to the shareholder helpdesk, for questions and queries, and to the reception area which will include a display of BT’s services.

Place – The Barbican Hall, Barbican Centre, Silk Street, London EC2Y 8DS. A map and travel information are below.

IF YOU ARE COMING TO THE MEETING
You can register your intention to attend over the internet (see note 3 on the Proxy Card), or by calling the telephone number given for appointing proxies (see note 4 on the Proxy Card). You can also sign the enclosed AGM Intention to Attend Card (if you did not receive this Notice electronically) and return it. No stamp is required if posting within the UK, even if you use an envelope.

ADMISSION CARD/PROXY CARD
 Please bring your Admission Card/Proxy Card as it will speed your admission, and keep it until the meeting ends. You may also find it helpful to bring this Annual Review & Notice of Meeting 2006 with you, in order to refer to it at the meeting.

JOINT SHAREHOLDERS
 All joint shareholders may attend and speak at the meeting. However, only the first shareholder listed on the Register of Members is entitled to vote.

QUESTIONS
Before voting takes place on each resolution, shareholders will have the opportunity to ask questions. If you wish to ask a question, please make your way to a question point where someone will help you.

AGM VENUE

VENUE ARRANGEMENTS

ADMISSION
 For security reasons and to speed up admission, it would be helpful if you did not bring suitcases or large bags, cameras, laptop computers or tape recorders. You may otherwise be required to deposit them in a secure property store for collection after the meeting.

SMOKING
 Smoking will not be permitted in the auditorium.

MOBILE PHONES
 Please ensure mobile phones or pagers are switched off during the meeting.

REFRESHMENTS
Tea and coffee will be available in the reception area before the meeting. Light refreshments will be served after the meeting.

SHAREHOLDERS WITH DISABILITIES
The following facilities will be available

•	sound amplification;
•	induction loop;
•	sign language interpretation;
•	Palantype speech-to-text transcription; and
•	wheelchair facilities.

Anyone accompanying a shareholder in need of assistance will be admitted to the meeting.

HOW TO GET THERE
 The Barbican Centre is located in the heart of the City of London at Silk Street, London EC2Y 8DS and is accessible by rail, underground and road.

If you travel by train
 The nearest rail stations are Liverpool Street, Farringdon and Blackfriars. First Capital Connect services (formerly Thameslink) serve Barbican and Moorgate.

If you travel by Underground
The nearest Underground stations are Barbican, on the Circle, Metropolitan and Hammersmith & City lines and Moorgate, on the Circle, Metropolitan, Northern and Hammersmith & City lines (see map below). Other Underground stations nearby are St Paul’s, Bank, Liverpool Street and Mansion House.

If you travel by bus
 Bus Route 153 stops outside the Barbican in Silk Street. Starting from outside Liverpool Street Station, it runs daily to the Barbican, Angel and Finsbury Park. Many other services run near the Barbican.

If you travel by car
 The Barbican is clearly signposted and has four car parks. Two are off Beech Street (westbound access only) and two are off Silk Street near the main entrance. All car parks have a height restriction of 6’1” (1m 85). If the Barbican car parks are full, alternative parking is available in Aldersgate Street.
Shareholders will be responsible for the cost of their own parking and also the London Congestion Charge.

RECOMMENDED PEDESTRIAN ACCESS TO BARBICAN CENTRE

AGM information and venue	BT Group plc Annual Review 2006 15

Back to Contents

SHAREHOLDER INFORMATION

REPORT AND ACCOUNTS
You will be sent only the Annual Review & Notice of Meeting, together with the shareholder magazine Forward, unless you notify us that you wish to receive the Annual Report.
     The Annual Report for 2006 is also available on our website at www.bt.com/annualreport Alternatively, you can request a printed copy of the Annual Report for 2006 and/or future years, free of charge, by calling the Shareholder Helpline or contacting Lloyds TSB Registrars (see “Contact BT”).

ONLINE COMMUNICATION
More shareholders now receive all of their BT shareholder communications online, and are discovering the convenience of using the internet and email to find out about their shareholdings and about BT.

SHAREHOLDERPLUS
Choose to receive all your BT shareholder communications online at www.bt.com/signup and you will qualify for ShareholderPlus, an exclusive range of shareholder offers on products and services from BT and partner companies. You can view the current offers at www.bt.com/shareholderoffers

SHAREVIEW When you sign up for ShareholderPlus you are automatically registered for Shareview, provided in association with Lloyds TSB Registrars. This online service enables you to:
•	update address and/or bank details online
•	view dividend information including tax details
•	buy or sell BT shares online at www.shareview.co.uk/dealing (or telephone 0870 850 0852)
•	build and manage a full share portfolio
•	appoint a proxy to represent you at company meetings. Just go to www.bt.com/signup and follow the on-screen instructions, or call the Shareholder Helpline (see Contact BT). You will need your unique eight-character shareholder account number (printed below your name on the accompanying Admission Card/Proxy Card and also on your share certificate(s)).

E-MAIL ALERTS
To receive monthly e-mail alerts about BT and new shareholder offers, click on e-mail alerts at www.bt.com/sharesandperformance and select your area(s) of interest.

ABOUT BT
www.bt.com/aboutbt has a wealth of constantly updated information about BT, and www.bt.com/sharesandperformance has information of particular interest to our shareholders.

OTHER PUBLICATIONS
BT produces a series of reports on its financial, business, social and environmental performance. Most of these can be found on our website at www.bt.com/aboutbt Contact the Shareholder Helpline for printed copies, where available.

CONTACT BT
You can contact us by telephone, e-mail or post.

TELEPHONE
Shareholder Helpline – for general enquiries call:
Freefone 0808 100 4141(+44 121 433 4404 from outside the UK).
Textphone 0800 169 6907 (+44 121 415 7028 from outside the UK).

E-MAIL
Send an e-mail to:
bt@lloydstsb-registrars.co.uk

POST
Please write (including a daytime telephone number) to:
Lloyds TSB Registrars (2450)
The Causeway
Worthing
West Sussex
BN99 6DA

SPECIAL NEEDS
An audio cassette version of the Annual Review & Notice of Meeting 2006 has been produced for shareholders with special needs. To obtain a copy of this cassette, please contact the Shareholder Helpline.

SHAREGIFT
The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares which may be uneconomic to sell. Details of the scheme are available from ShareGift at www.sharegift.org or by telephone on 020 7828 1151. Details can also be obtained from the Shareholder Helpline.

UNCLAIMED ASSETS REGISTER
BT subscribes to this search facility for financial assets that have become separated from their owners. The register donates a proportion of its public search fees to charity via ShareGift. Further information can be found at www.uar.co.uk or telephone 0870 241 1713.

CAPITAL GAINS TAX
The rights issue in June 2001 adjusted the value of your BT shares for capital gains tax (CGT) purposes. An explanatory leaflet is available from the Shareholder Helpline.
     The demerger of O2 in November 2001 adjusted the value of your BT shares for CGT purposes. For CGT calculations, the base cost of the BT Group shares is calculated by multiplying the acquisition cost of the BT shareholding by 77.544%. This is in accordance with the confirmed opening prices for BT Group shares following the demerger.

BT Group plc
Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 4190816
Produced by BT Group
Designed by Pauffley Ltd, London
Typeset by St Ives Financial
Printed in England by Howitt Ltd
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sustainably managed forests

www.bt.com

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Data Protection Statement
The Company (references to ‘Company’ include BT Group plc and British Telecommunications plc) collects and processes information provided by you, or on your behalf, which relates to you as an individual shareholder or as a participant in EasyShare or other scheme or plan. This information (which is your personal data) includes your name and contact details, the votes you cast and the Reference Number attributed to you by the Company. The Company may process your personal data for the purposes of compiling and updating the Company records, fulfilling its legal obligations, processing the shareholder rights you exercise, and contacting you with shareholder information and related communications. The Company may engage a third party to do this (for example Lloyds TSB Registrars) who may process your personal data on the Company’s behalf.